THREE MONTHS ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1           Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Taseko Mines Limited ("Taseko", or the "Company") for the three months ended December 31, 2006, and the audited consolidated financial statements for the year ended September 30, 2006.

This MD&A is prepared as of February 12, 2007. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2           Overview

Taseko is a mining and mineral exploration company with three properties located in British Columbia, Canada. These are the Gibraltar copper-molybdenum mine and two exploration projects: the Prosperity gold-copper property and the Harmony gold property. In 2006, Taseko focused on production improvements at the Gibraltar mine and updating a feasibility study on the Prosperity project.

During the three months ended December 31, 2006, Taseko had an operating profit of $19.3 million, and net earnings after tax of $11.7 million, as compared to an operating profit of $8.1 million, and net earnings after tax of $6.7 million for the same period in fiscal 2006.

Gibraltar

Taseko’s 100% owned Gibraltar mine is located north of the City of Williams Lake in south-central British Columbia.

During the quarter ended December 31, 2006, the Gibraltar mine produced 10.6 million pounds of copper in concentrate and 120,000 pounds of molybdenum in concentrate and realized revenues of $53.1 million from copper and $3.3 million from molybdenum. The average price realized for sales of copper and molybdenum during the quarter were US$2.77 and US$23.70 respectively.

Work continued on the expansion and upgrade of the concentrator facility at the Gibraltar mine with engineering and procurement on schedule. The upgrade and expansion project will increase the copper production of the Gibraltar mine to 100 million pounds of copper per year by 2008.

Rehabilitation of Gibraltar’s solvent extraction and electrowinning (SX-EW) plant is now complete. Commissioning began in December and production began in late January 2007. The SX-EW plant is expected to add approximately 3.5 million pounds to copper production in 2007 and 7 million pounds, annually, in the future.

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

A second phase of exploration drilling program was initiated at Gibraltar in the fall of 2006. The program is a follow up to the successful program undertaken during the 2006 fiscal year that resulted in a 74 million ton increase in the mineral reserves in the Granite Lake deposit. The new estimate of the mineral reserves and resource was announced during the quarter and a technical report was filed on SEDAR on January 26, 2007.

The agreement established with Ledcor CMI Ltd. (“Ledcor”) on the Gibraltar mine has been dissolved. Effective November 5, 2006, Taseko assumed responsibility for all matters in connection with the Gibraltar Mine.

Prosperity

On January 11, 2007, Taseko announced the positive results of a pre-feasibility level study of its 100% owned Prosperity gold-copper project.

An update of the feasibility study for the Prosperity Project, being performed by Hatch consultants, is progressing and is scheduled for completion in May 2007.

Environmental assessment activities are also underway. Submission of the Environmental Impact Assessment is scheduled for April 30, 2007.

1.2.1      Gibraltar Mine

First Quarter Fiscal 2007 Sales and Inventory

Copper

  Copper in concentrate production during the quarter was 10.6 million pounds of copper.

  Copper concentrate sales for the quarter were 28,987 wet metric tonnes ("WMT"), containing 16.9 million pounds of copper.

  The average price realized for sales of copper in the quarter was US$2.77 per pound.

  Copper concentrate inventory at December 31, 2006 was 4,528 WMT (2.1 million pounds of copper), a decrease in inventory from the 13,396 WMT of copper concentrate (8.4 million pounds of copper) at the end of the previous quarter.

Molybdenum

  Molybdenum in concentrate production during the quarter was 120,000 pounds.

  Molybdenum concentrate sales during the quarter were 139 WMT, containing 143,300 pounds of molybdenum.

  The average price realized for sales of molybdenum in the quarter was US$23.70 per pound.

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

  At the end of the quarter, molybdenum in concentrate inventory was 9.4 WMT (9,425 pounds of molybdenum), compared to 30.7 WMT (32,405 pounds of molybdenum) at the end of the previous quarter.

Production

The following table is a summary of the operating statistics for the first quarter of fiscal 2007 compared to the same quarter in fiscal 2006.

	Q1 - Fiscal 2007	Q1 - Fiscal 2006
Total tons mined (millions)[1]	7.7	10.1
Tons of ore milled (millions)	2.4	3.0
Stripping ratio	2.2	2.3
Copper grade (%)	0.284	0.286
Molybdenum grade (%MoS2)	0.016	0.014
Copper recovery (%)	77.3	78.1
Molybdenum recovery (%)	26.2	42.9
Copper production (millions lb)	10.6	13.4
Molybdenum production (thousands lb)	120	223
Copper production costs, net of by-product credits[2] , per lb of copper	US$1.19	US$1.10
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.33	US$0.33
Total cash costs of production per lb of copper	US$1.52	US$1.43

1 Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
2 The by-product credit is based on pounds of molybdenum and ounces of silver sold.

Total tons mined in the first quarter of fiscal 2007 were affected by a combination of the ongoing shortage of haulage truck tires, power outages caused by high winds, extreme winter conditions and the need to rehandle significant amounts of ore to provide feed for ore blending. Mine operations worked through an area with a high percentage of very fine ore with a high moisture content. This material affected mill throughput by continuing to plug the primary crusher, and the screens and surge bins in the secondary crushing system, resulting in a significantly reduced mill throughput. Molybdenum recovery was also affected by a number of factors relating to the copper circuit as will as operational and mechanical problems in the molybdenum recovery circuit.

Mill Expansion Project

Expansion and upgrade of the concentrator facility at the Gibraltar mine commenced in the third quarter of fiscal 2006. The upgrade and expansion project will increase the copper production capacity of the Gibraltar mine to 100 million pounds of copper per year by 2008 by increasing throughput and improving metal recovery.

The expansion consists of the addition of a 34-foot semi-autogenous (SAG) mill, conversion of three rod mills to ball mills, and replacement of the 98 small-cell rougher flotation circuit with ten 160-cubic meter

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

tank flotation cells. The major SAG mill components are being constructed in Europe and are on-schedule for delivery during the summer of 2007. The construction of the foundations for the mill itself and the associated facility is 75% complete. One of the ten tank flotation cells is in place and operational, and installation of the next four tanks is scheduled to begin in mid-February. The expansion is on schedule for commissioning in December 2007.

Solvent Extraction /Electrowinning (SX/EW) Plant Restart

The SX-EW plant was built in 1986 and produced some 84.5 million pounds of copper from 1987 to 1998. Oxidized material, requiring treatment by the SX-EW plant, had been stockpiled since the restart of mining operations at Gibraltar in 2004. Refurbishing activities at the SX-EW plant began in April 2006 and commissioning of the plant began in late December. The first 99.9% pure copper cathode was produced on January 26, 2007 from the refurbished and recommissioned SX-EW plant, located adjacent to processing plant at Gibraltar.

Labour

There was one lost time accident during the quarter. The number of personnel at the end of the quarter was 284, compared to 258 at the end of the same quarter of fiscal 2006.

Onsite fulltime staff and hourly Ledcor employees had their employment transferred to Gibraltar as a result of the dissolution of the agreement with Ledcor on November 5, 2006.

Mineral Reserves and Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following section uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

A 61,500-foot exploration drilling program was carried out in fiscal 2006 to define the mineral resources between the existing pits, tying together the extensive mineralization zones, and to test for additional mineralization at depth.

The drilling, as well as modeling and mine plan development subsequent to September 30, 2006, led to a 40% increase in proven and probable reserves in the Granite Lake deposit.

The resource and reserve estimation was completed by Gibraltar mine staff under the supervision of Ian S. Thompson, P. Eng., Superintendent of Engineering and a Qualified Person under National Instrument 43-101. The estimates, tabulated below, are based on long term metal prices of US$1.50/lb for copper and US$8.00/lb for molybdenum and a foreign exchange rate of C$0.88 per US dollar.

Under present mine operating parameters of 36,000 tons milled per day, these additional reserves extend the mine life to 21 years. Upon completion of the mill expansion in December 2007 to 46,000 tons per day, the Gibraltar mine life would be approximately 15 years.

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table summarizes the Gibraltar sulphide mineral reserve:

Gibraltar Mineral Reserves at October 1, 2006 at 0.20% Cu cut-off
Category	Tons (millions)	Cu (%)	Mo (%)	Cu (billions lb)	Mo (millions lb)
Proven	217.8	0.320	0.010	1.2	17.6
Probable	38.6	0.305	0.011	0.2	3.4
Total	256.4	0.318	0.010	1.4	21.0

In addition to the above reserves, the mineral resources are estimated to be:

Gibraltar Mineral Resources at 0.16% to 0.20% Copper cut-off
Category	Tons (millions)	Cu (%)	Mo (%)
Measured	414	0.284	0.008
Indicated	197	0.272	0.007
Total	611	0.280	0.008

There are also oxide reserves (see Taseko Annual Information Form for fiscal 2006), but these have not changed from previous estimates.

With the promising results encountered in the 2006 drilling program, a second phase drilling program was initiated in the fall of 2006, with the objective of further expanding the Gibraltar mineral reserves.

2007 Production Forecast

Forecasted metal production for 2007 is 60-70 million pounds of copper and one million pounds of molybdenum. Achievement of the forecast is dependent on the ability of the mine operations to deal with the fine wet ore now being encountered in the Pollyanna Pit and with the changeover from the old flotation systems to the new flotation cells being installed as part of the concentrator expansion project. The SX-EW plant is performing well under winter operating conditions and is providing targeted production levels of cathode copper.

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.2      Prosperity Project

Taseko holds a 100% interest in the Prosperity property, located 125 kilometres southwest of the City of Williams Lake. Most infrastructure is located nearby. The property hosts a large porphyry copper-gold deposit amenable to large-scale open pit mining.

On January 11, 2007, the Company announced the results of a pre-feasibility level study of the Project. Highlights are summarized below:

  Pre-tax net present value of C$300 million at 7.5% discount rate
  Pre-tax internal rate of return of 14% with a 6 year payback
  19 year mine life at a milling rate of 70,000 tonnes per day
  Life of mine strip ratio of 0.8:1
  Total pre-production capital cost of C$756 million in third quarter 2006 dollars
  Operating cost of C$5.78 per tonne milled over the life of mine
  Mine site production costs net of gold credits of US$0.48/lb Cu

The mineral reserves estimated from the study are:

Prosperity Mineral Reserves at $4.00 NSR/t Cut-off
Category	Tonnes (millions)	Au (g/t)	Cu (%)	Au (millions oz)	Cu (billions lb)
Proven	280	0.47	0.25	2.9	1.3
Probable	200	0.36	0.18	1.6	0.7
Total	480	0.43	0.22	4.5	2.0

The reserve estimate takes into consideration all geologic, mining, milling, and economic factors, and is stated according to Canadian standards (NI43-101), (Under US standards no reserve declaration is possible until a full feasibility study is completed and financing and permits are acquired.)

Pre-Production and Mine Plan

The pre-feasibility level study incorporates activities during a pre-production period of two years, which include construction of the electricity transmission line; upgrading and extension of current road access and mine site clearing; development of site infrastructure, processing facilities, and a tailings starter dam; removal and storage of overburden; and pre-production waste development.

The mine plan utilizes a large-scale conventional truck shovel open pit mining and milling operation. Following a one year pre-strip period, total material moved over years 1 through 16 averages 145,000 tonnes/day at a strip ratio of 1.1:1. A declining net smelter return cut-off is applied to the mill feed which defers lower grade ore for later processing. The lower grade ore is recovered from stockpile for the final 3 years of the mine plan. The life of mine strip ratio including processing of lower grade ore is 0.8:1

Processing and Infrastructure

The Prosperity processing plant has been designed with a nominal capacity of 70,000 tonnes per day. The plant consists of a single 12-meter diameter semi-autogenous grinding (SAG) mill, three 7.3 -meter

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

diameter ball mills, followed by processing steps that include bulk rougher flotation, regrinding, cleaner flotation, thickening and filtering to produce a copper-gold concentrate.

Expected metallurgical recovery is 88% for copper and 69% for gold, with annual production averaging 100 million pounds copper and 235,000 ounces gold over the 19 year mine life.

The copper-gold concentrate would be hauled with highway trucks to an expanded load-out facility at McLeese Lake for rail transport to various points of sale, but mostly through the Port of Vancouver for shipment to smelters/refineries around the world.

Power will be supplied via a new 124 km long, 230 kV transmission line from Dog Creek on the BC Hydro Grid. Infrastructure would also include the upgrade of sections of the existing road to the site, an on-site camp, equipment maintenance shop, administration office, concentrate storage building, warehouse, and explosives facilities.

Based on this study, the project would employ up to 485 permanent hourly and staff personnel. In addition, approximately 70 contractor personnel would be employed in areas including catering, concentrate haulage, explosives delivery, and bussing.

Following completion of mining, the project would be closed and reclaimed according to the requirements of current legislation.

Mineral Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following section uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The Proven and Probable Reserves above are included in the following Measured and Indicated Mineral Resources. The Mineral Resources, as outlined by drilling to date, are tabulated below:

Prosperity Mineral Resources at 0.14% Cu Cut-off
Category	Tonnes (millions)	Au (g/t)	Cu (%)
Measured	547	0.46	0.27
Indicated	463	0.34	0.21
Total	1,010	0.41	0.24

Supporting Work

Geology and mineral resources were reviewed and updated for the study by G.H. Giroux, MASc., P.Eng.

Mineral reserves, mine planning and design aspects were developed by John Nilsson, M.Sc., P.Eng., in conjunction with staff at the Gibraltar Mine.

The Mineral reserves are based on an update of a 2000 feasibility study by Kilborn SNC Lavalin, and incorporate the results of a 2006 SNC Lavalin Mill redesign and costing study.

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

Metallurgical testwork, completed in the early 1990’s, was conducted by Lakefield Research Limited (now called SGS Lakefield) under the supervision of Melis Engineering Ltd. This work was reviewed by SGS Lakefield, SNC Lavalin, and Taseko for the purposes of this study.

Mill process and plant design work in 2000 was done in accordance with criteria provided by Melis Engineering Ltd. and completed by Kilborn SNC Lavalin under the supervision of Ross Banner, P.Eng. Greg McCunn, P.Eng., supervised the 2006 mill redesign work by SNC Lavalin.

Tailings, water supply and geotechnical studies were conducted by Knight Piesold Ltd., under the supervision of Ken Brouwer, P.Eng.

The resource and reserve estimation was reviewed by Scott Jones, P.Eng., General Manager of Project Development for Taseko and a Qualified Person under National Instrument 43-101. Mr. Jones has verified the methods used to determine grade and tonnage in the geological model, reviewed the long range mine plan, and directed the updated economic evaluation. The NI 43-101 technical report documenting these results will be filed on www.sedar.com within 45 days.

All of the above are independent of the Company except for Mr. McCunn and Mr. Jones.

Current Work

An updated, detailed feasibility study is currently underway. The work is being performed by Hatch Associates, incorporating the 2000 SNC Lavalin feasibility study, 2006 SNC Lavalin Mill redesign, and a re-optimized pit plan that was commissioned by Taseko in October 2006. Completion is scheduled for May 2007.

1.2.3      Harmony Project

In 2006, the Company was focused on the Gibraltar mine and the Prosperity project; therefore only maintenance activities were performed on the Harmony project. These activities will continue and assessments will be undertaken as new opportunities arise for the Harmony project. Taseko anticipates continuing to focus its resources and its efforts on the Gibraltar mine and the Prosperity project in 2007.

1.2.4      Market Trends

Copper prices had, largely, been increasing since late 2003, averaging US$1.30/lb in 2004, US$1.59/lb in 2005, US$3.03/lb in 2006. However, as a result of increasing supply, copper prices have dropped slightly in early 2007, and averaged US$2.59/lb in January.

Molybdenum prices increased from US$7.60/lb to US$34/lb in 2004 and US$33/lb in 2005. Prices appear to have stabilized since early 2006, averaging US$25.53/lb over the year and averaging US$25.09/lb in January 2007.

Overall, gold prices have been increasing for more than three years, averaging US$410/oz in 2004 and US$445/oz in 2005, and although there was some volatility late in the year, averaging US$604/oz in 2006. The gold price has averaged US$630/oz in January 2007.

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3           Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	As at	As at	As at
	September 30	September 30	September 30
	2006	2005	2004
Balance Sheets		(restated)	(restated)
Current assets	$149,446,742	$58,380,111	$18,064,003
Mineral properties	2,628,000	3,000	3,000
Other assets	145,386,341	132,613,767	112,799,415
Total assets	297,461,083	190,996,878	130,866,418

Current liabilities	47,861,378	52,204,979	40,354,912
Other liabilities	148,665,895	109,682,344	95,426,763
Shareholders’ equity	100,933,810	29,109,555	(4,915,257)
Total liabilities & shareholders’ equity	$297,461,083	$190,996,878	$130,866,418

	Year ended	Year ended	Year ended
	September 30	September 30	September 30
	2006	2005	2004
Statements of Operations		(restated)	(restated)
Revenue	$161,900,063	$87,638,300	$–
Cost of sales	(103,627,678)	(71,348,118)	–
Amortization	(3,412,048)	(2,657,165)	17,296
Operating profit (loss)	$54,860,337	$13,633,017	$(17,296)

Accretion of reclamation obligation	1,732,000	1,574,000	1,431,000
Exploration	3,544,081	505,586	4,597,968
Foreign exchange loss (gain)	(288,801)	34,080	–
Loss on sale of equipment	–	2,160,992	–
Loss on extinguishment of capital leases	240,049	–	–
General and administration	5,286,039	2,411,688	2,693,067
Ledcor termination fee	3,500,000	–	–
Interest and other income	(7,170,301)	(10,547,609)	(5,154,209)
Interest expense	4,593,622	3,175,353	–
Interest accretion on convertible debt	1,280,099	1,075,478	977,705
Premium paid for acquisition of Gibraltar Reclamation Trust LP	–	–	5,095,249
Restart project	–	6,346,650	14,982,008
Stock-based compensation	3,182,102	1,129,026	5,172,244
Write down of mineral property acquisition costs	–	–	28,810,296

Earnings (loss) before income taxes	$38,961,447	$5,767,773	$(58,622,624)

Current income tax expense (recovery)	4,397,000	(4,099,000)	23,744,000
Future income tax expense (recovery)	1,648,000	(13,423,000)	–
Earnings (loss) for the year	$32,916,447	$23,289,773	$(82,366,624)

Basic earnings (loss) per share	$0.29	$0.23	$(1.10)
Diluted earnings (loss) per share	$0.26	$0.21	$(1.10)

Basic weighted average number of common shares outstanding	113,553,556	100,021,655	75,113,426
Diluted weighted average number of common shares outstanding	126,462,009	110,732,926	75,113,426

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4           Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

						Sep 30	Jun 30	Mar 31
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	2005	2005	2005
	2006	2006	2006	2006	2005	(restated)	(restated)	(restated)
						(1)	(1)	(1)
Current assets	129,940	149,447	68,651	64,839	57,067	58,380	50,973	31,424
Mineral properties	3,554	2,628	3	3	3	3	3	3
Other assets	167,332	145,386	134,459	132,713	132,684	132,614	120,522	118,945
Total assets	300,826	297,461	203,113	197,555	189,754	190,997	171,498	150,372

Current liabilities	37,411	47,861	39,330	40,815	41,238	52,205	46,802	41,969
Other liabilities	149,912	148,666	97,588	109,158	109,528	109,682	112,550	108,392
Shareholders’ equity	113,503	100,934	66,195	47,582	38,988	29,110	12,146	11
Total liabilities and
shareholders’ equity	300,826	297,461	203,113	197,555	189,754	190,997	171,498	150,372

Revenue	(56,417)	(23,196)	(59,922)	(37,511)	(41,271)	(27,699)	(31,520)	(28,419)
Mine site operating costs	30,329	8,829	31,866	22,574	26,047	20,902	13,263	23,635
Transportation and treatment	6,305	(7,581)	8,973	6,643	6,277	4,401	5,300	3,848
Amortization	437	898	812	852	849	779	710	655
Expenses:
Accretion of reclamation
obligation	339	433	433	433	433	393	393	394
Conference and travel	168	223	39	84	71	60	36	11
Consulting	80	137	104	78	115	102	83	66
Corporation taxes	–	(564)	434	166	–	(7)	–	–
Exploration	1,913	(155)	2,958	471	270	455	7	12
Interest and accretion charges	1,906	1,678	2,311	1,043	1,082	1,502	933	910
Ledcor termination fee	–	3,500	–	–	–	–	–	–
Legal, accounting and audit	163	(81)	1,061	334	363	176	74	79
Office and administration	762	457	613	499	390	530	237	237
Restart project	–	–	–	–	–	–	–	(1,215)
Shareholder communications	113	101	183	97	69	90	45	112
Trust and filing	81	55	23	215	21	8	8	67
Interest and other (income)	(2,778)	(2,418)	(1,579)	(1,546)	(1,627)	(1,324)	(1,553)	(1,233)
Loss on sale of equipment	–	–	–	–	–	–	–	(17)
Income taxes	5,653	(1,968)	5,603	2,410	–	(17,522)	–	–
Foreign exchange	(1,505)	(132)	323	(448)	(32)	324	194	(241)
Stock-based compensation	759	731	1,685	535	231	401	170	393
Unrealized loss on financial
instrument	(28)	–	–	–	–	–	–	–
Earnings for the period	11,720	19,053	4,080	3,071	6,712	16,429	11,620	706

Earnings per share - basic	0.09	0.16	0.04	0.03	0.06	0.17	0.11	0.01

Note 1. As discussed in Note 4 of the September 30, 2006 consolidated financial statements the consolidated balance sheet as at September 30, 2005 has been amended to present the liability component and equity component separately on the balance sheet. The accretion charges that were previously recorded through deficit are now recorded as interest accretion on convertible debt in the consolidated statement of operations. For the year ended September 30, 2005, this amounted to $1,075,478 (2004 – $977,705).

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5           Results of Operations

The Company’s pre-tax earnings for the three months ended December 31, 2006 increased to $17.4 million, compared to $6.7 million for the three months ended December 31, 2005. The increase in pre-tax earnings is due mainly to higher sales of copper and molybdenum and higher realized metal prices for sales during the quarter compared to the same period in the prior year. The Company’s after-tax earnings for the quarter increased to$12.1 million, compared to $6.7 million for the same period in fiscal 2006.

The Company reported revenues of $56.4 million for the quarter, compared to $41.3 million in the first quarter of the prior year. Revenues increased due to significantly higher copper prices and more pounds of copper sold. The average price per pound of copper concentrate sold increased to US$2.77 per pound, up from US$1.88 per pound in the same quarter in fiscal 2006.

Revenues in the first quarter consisted of copper concentrate sales of $53.2 million (2006 – $36.2 million) and molybdenum concentrate sales of $3.3 million (2006 – $5.1 million).

Cost of sales for the quarter of fiscal 2007 was $36.6 million, compared to $32.3 million for the same period in fiscal 2006. Costs of sales consists of total production cost of $18.1 million (2006 – $22.5 million) for metal produced and sold during the quarter, plus a drawdown of concentrate inventory adjustment of $12.7 (2006 – $3.9 million); silver credits of $0.5 million (2006 – $0.4 million), and transportation and treatment costs of $6.3 million (2006 – $6.3 million).

Amortization expense for the quarter was $0.4 million compared to $0.8 million for the same period in fiscal 2006. The decrease was the result of a change in the recoverable reserves and expected mine life at Gibraltar. Mining and milling assets are amortized using the units of production method based on tons mined and milled divided by the estimated tonnage to be recovered in the mine plan. An increase in recoverable reserves results in higher estimated tonnage to be recovered in the mine plan and hence, a reduced annual amortization rate.

Exploration expenses increased to $1.9 million in the first three months of fiscal 2007, compared to $0.3 million for the same period in fiscal 2006. This increase is due to a higher level of exploration activity at the Company’s Prosperity project, and includes activities relating to the preparation of an environmental impact assessment and an updated feasibility study for Prosperity. During the quarter, the Company also capitalized of $1.0 million of exploration expenses related to increasing the reserves and life of mine at Gibraltar.

General and administrative costs increased to $1.4 million in the first three months of fiscal 2007 compared to $1.0 million for the same period in fiscal 2006. The main increase was attributable to higher staffing levels and an increase in corporate activities relating to the Company’s acquisition and tax planning initiatives.

Stock-based compensation increased to $0.8 million in the current quarter, compared to $0.2 million in the same period in fiscal 2006, as a result of the amortization of stock compensation on options granted during in the prior fiscal year.

The Company recorded a foreign exchange gain of $1.5 million in the first quarter of fiscal 2007 mainly due to an increase in the United States dollar vis-a-vis to the Canadian dollar. A significant portion of the Company’s cash reserves are denominated in the US dollar. This strengthening United States dollar

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

caused the Company to realize an exchange gain on its cash reserves. This increase was partially offset a foreign exchange loss on the Company’s US denominated convertible bonds.

Interest income increased to $2.8 million in the first quarter of fiscal 2007 (2006 – $1.6 million) mainly due to a higher cash reserve on hand.

Income taxes of $1.8 million was recorded in the quarter, compared to $nil in the same period of fiscal 2006. In addition, the Company had a future income tax expense of $3.8 million in the current quarter compared to $nil in the same period of fiscal 2006. The increase in income taxes is due mainly to the depletion of tax pools as a result of the Company becoming more profitable.

The Company also has a tax liability provision of $21.6 million (2006 – $19.6 million) for a subsidiary company recorded on the Company’s balance sheet. This provision relates to an income tax expense recorded in fiscal 2004 for a subsidiary company which management believes is less than likely of ever becoming payable. The Company would exhaust all appeals if any taxes were actually assessed against the subsidiary. The amount represents a potential liability which has been recognized in a conservative manner in accordance with Canadian generally accepted accounting principles. It does not represent a payable amount based on any filed, or expected to be filed, tax return. No taxation authority has assessed the amount or any portion thereof as payable. Accordingly, there is no immediate impact on liquidity. The subsidiary will consider its current and past tax filing positions in addition to tax planning strategies which might be put in place prior to the Company's fiscal year ending on September 30, 2007.

1.6           Liquidity

At December 31, 2006, Taseko had working capital of $92.5 million, as compared to a $101.6 million at September 30, 2006. The decrease in working capital was primarily a result of increased capital expenditures during the quarter.

Management anticipates that revenues from copper and molybdenum, along with current cash balances will be sufficient to cover operating costs, working capital, and the Gibraltar mill expansion.

Other than those obligations disclosed in the notes to its audited annual financial statements for the year ended September 30, 2006, the Company has no other long term debt, capital lease obligations, operating leases or any other long term obligations.

1.7           Capital Resources

The Company had no commitments for material capital expenditures as of December 31, 2006.

The Company has no lines of credit or other sources of financing.

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.8           Off-Balance Sheet Arrangements

None.

1.9           Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of, the Company. Taseko reimburses HDI on a full cost-recovery basis.

Costs for services rendered and costs incurred on behalf of the Company by HDI during the three months ended December 31, 2006 were $1,275,577, as compared to $525,237 in the first quarter of 2006. The increase is due to higher staffing levels required to support the increase in general corporate development and exploration activities.

Taseko holds an outstanding convertible promissory note ("Note") issued by Continental Minerals Corporation (“Continental”), a public company which is related party by virtue of certain common directors. The Note has a right to participate in Continental equity financings at a 5% discount to the price paid by other parties in the financing. The Company has elected to exercise its right to be repaid the Note and its pre-emptive right to apply the proceeds to participate in Continental's financing. Pursuant to its right, Taseko will participate (by augmentation) in a recently announced $25 million equity financing by Continental, consisting of equity units ("Units") of Continental at a price of Cdn$1.65 per Unit. Each Unit consists of one common share of Continental and one Continental common share purchase warrant, exercisable at a price of Cdn$1.80 per share for a one year period from the completion of the financing. As a result, Taseko will receive the principal amount of the Note (Cdn$11.5 million) and use these proceeds to subscribe for 7,318,182 Units of Continental.

1.10         Fourth Quarter

Not applicable.

1.11         Proposed Transactions

In November 2006, Taseko launched a take-over bid offer for all (and at least 51%) of the outstanding shares of bcMetals Corporation (“bcMetals”) a public corporation listed on the TSX Venture Exchange. Taseko's amended and extended bid of $1.40 per share expired on February 8, 2007 as a consequence of a rival company making a $1.70 per shares bid that expires February 16, 2007. Taseko took up and purchased 1,316,300 shares under the bid and therefore currently holds an aggregate of 3,234,900 shares of bcMetals, having purchased the balance out of the market at approximately $1.01 per bcMetals share. Given that the Company's bid for control of bcMetals was not successful the Company plans to effect the disposition of the bcMetals in the immediate future.

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.12         Critical Accounting Estimates

The Company's significant accounting policies are presented in note 3 of the unaudited consolidated financial statements for the period ended December 31, 2006 and note 3 of audited consolidated statements for the year ended September 30, 2006. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the consolidated financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of concentrate inventories and supplies inventories the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  rates of amortization of property, plant and equipment
  the carrying values of the reclamation liability,
  the carrying values of the convertible debentures and conversion rights, income taxes,
  the valuation allowances for future income taxes,
  the carrying values of the receivables from sales of concentrate, the carrying values of deferred revenue,
  the assumptions used in determining the reclamation obligation, and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

During the three months ended December 31, 2006, the Company increased its mineral reserves at the Company’s Gibraltar mine, thereby extending the life of the mine. Consequently, the rates of amortization of the Company’s property, plant and equipment, the carrying values of the reclamation liability, and the Company’s future income taxes have been revised to reflect the extended mine life.

Mining and milling assets are amortized using the units of production method based on tons mined and milled divided by the estimated tonnage to be recovered in the mine plan. An increase in recoverable reserves results in higher estimated tonnage to be recovered in the mine plan and hence a reduced annual amortization rate.

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.13         Change in Accounting Policies including Initial Adoption

Effective October 1, 2006, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to October 1, 2006 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

	•	Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

	•	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

•

All derivative financial instruments are classified as held for trading financial instruements and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise.

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

In accordance with this new standard, the Company has classified its financial instruments as follows:

• Marketable securities are classified as available-for-sale securities. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss).

•

The Company’s investment in a convertible promissory note of Continental Minerals Corporation (“Continental”) is classified as held-to-maturity. The investment in Continental also contains an embedded derivative requiring separation from the host contract and measurement at fair value. This change in accounting policy resulted in a decrease of $24,843 to deficit and a similar increase to the carrying value of the Company’s investment in Continental Minerals Corporation and retained earnings at October 1, 2006.

•

Reclamation deposits invested in government backed securities are classified as available-for- sale securities and are carried at fair market value, with the unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income. These amounts will be reclassified from accumulated other comprehensive income to net earnings (loss) when the investment is sold. Previously, reclamation deposits were carried at cost, less provisions for other than temporary decline in value. This change in accounting policy resulted in an increase of $256,115 to accumulated other comprehensive income and the carrying value of the reclamation deposits at October 1, 2006.

• Promissory note relating to the Red Mile Resources No. 2 Limited Partnership Agreement (“Red Mile”) is classified as held-to-maturity.

• Convertible bonds and debenture are classified as held-to-maturity and are measured at amortized costs.

•

Deferred financing costs relating to the issuance of convertible bonds are no longer presented as a separate asset on the balance sheet and are now included in the carrying value of the convertible bonds. This change in accounting policy resulted in a decrease of $5,336 to deficit and the carrying value of the Company’s convertible bonds at October 1, 2006.

•

The Company’s royalty agreement with Red Mile is considered a derivative financial instrument under the new accounting standard and consequently, is classified as held for trading and is measured at fair value. This change in accounting policy resulted in an increase of $485,899 to deficit and the carrying value of the royalty obligation at October 1, 2006.

(b)	Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

(c)	Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings, to be presented in “other comprehensive income” until it is considered appropriate recognize into net earnings. This standard requires the

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

presentation of comprehensive income and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now reports a consolidated statement of comprehensive income (loss) and includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

1.14         Financial Instruments and Other Instruments

Please refer to Section 1.13 above.

1.15         Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1      Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2      Disclosure of Outstanding Share Data

The following details the share capital structure as at February 12, 2007, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				128,498,175

Share purchase option	September 28, 2007	$ 1.15	151,500
	December 14, 2007	$ 1.29	45,000
	March 27, 2009	$ 2.07	90,000
	March 27, 2009	$ 2.18	316,500
	March 27, 2009	$ 2.68	137,500
	February 24, 2010	$ 3.07	1,015,000
	September 28, 2010	$ 1.15	1,346,667
	September 28, 2010	$ 2.07	236,667
	September 28, 2010	$ 2.18	160,000
	March 28, 2011	$ 2.18	475,000
	March 28, 2011	$ 2.63	380,000
	March 28, 2011	$ 2.68	90,000
	February 24, 2012	$ 3.07	1,818,000	6,261,834

Convertible debenture,	July 21, 2009	$ 4.89	3,476,483	3,476,483
Boliden Westmin (Canada) Limited

Convertible bonds	August 29, 2011	US$3.35	8,955,224	8,955,224

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916

TASEKO MINES LIMITED
THREE MONTHS ENDED DECEMBER 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3      Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information. The Company’s Chief Executive Officer and Chief Financial Officer evaluated the Company’s disclosure controls and procedures for the period ended December 31, 2006 and have found those disclosure controls and procedures to be adequate for the above purposes.

There have been no significant changes in the Company's disclosure controls or in other factors that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.

During the three months ended December 31, 2006, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.